Filed Pursuant to Rule 424(b)(3)

Registration No. 333-128527

Prospectus Supplement to Prospectus dated October 7, 2005

Satcon Technology Corporation

6,140,226 Shares of Common Stock

This prospectus supplement updates the prospectus dated October 7, 2005 relating to the offer for sale of up to an aggregate of 6,140,226 shares of common stock of Satcon Technology Corporation by the selling stockholders identified in the prospectus and this prospectus supplement, and any of their pledgees, donees, transferees or other successors in interest.

We are providing this prospectus supplement to update the table in the prospectus under the caption “Selling Stockholders” to reflect transfers of warrants to purchase an aggregate 383,348 shares of common stock to entities affiliated with Hudson Bay Master Fund Ltd.  The amounts set forth below are based upon information provided to us by the selling stockholder, or on our records, and are accurate to the best of our knowledge.  Unless we indicate otherwise, the information in this prospectus supplement is as of August 9, 2010.

	Number of Shares of Common Stock Beneficially Owned as of	Number of Shares of Common Stock		Number of Shares of Common Stock to be Beneficially Owned After Offering (2)
Name of Selling Stockholder	08/09/10 (1)	Being Offered		Number	Percentage (3)

Hudson Bay Master Fund Ltd. (4)	383,348	383,348	(5)	0	*

*          Less than 1%.

(1)       Includes shares issuable upon exercise of warrants that are exercisable within 60 days of August 9, 2010.

(2)       We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by the prospectus or this prospectus supplement. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus or this prospectus supplement will be held by the selling stockholders.

(3)       For each selling stockholder, this number represents the percentage of common stock to be owned by such selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of August 9, 2010 and assuming (i) exercise of any warrants that are exercisable within 60 days of August 9, 2010 owned by such selling stockholder and (ii) none of the warrants held by other persons have been exercised.

(4)       Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities.  These securities will be issued to Hudson Bay Master Fund Ltd. upon exercise of the warrants at the direction of Hudson Bay Fund LP or Hudson Bay Overseas Fund, Ltd. (as applicable), the record holder of the warrants, prior to any sale hereunder.  Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP.  Sander Gerber disclaims beneficial ownership over these securities.

(5)       Represents shares of common stock issuable upon exercise of warrants issued in connection with our $5.8 million private placement of common stock in August 2005. Warrants to purchase 82,823 shares have an exercise price of $1.84 per share and warrants to purchase 300,525 shares have an exercise price of $1.99 per share.  These warrants may be exercised at any time through August 14, 2010.

This prospectus supplement is not complete without the prospectus dated October 7, 2005, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is August 10, 2010.